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July 19, 2005	Tel: +1 212 891 3587
Fax: +1 212 310 1687
VIA EDGAR	Robert.A.Grauman@Bakernet.com

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 6010

RE:	Fresenius Medical Care AG
Registration Statement on Form F-4
File No. 333-124759

Dear Mr. Riedler:

On behalf of Fresenius Medical Care AG (the “Company”), we are submitting together with this letter, via EDGAR, Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-124759), as originally filed on May 10, 2005 and amended on May 20, 2005 and July 1, 2005 (as so amended, the “Registration Statement”). Amendment No. 3 to the Registration Statement is being filed to add the date of the Company’s shareholder meetings and related dates, to finalize disclosure with regarding the separate meeting of the Company’s preference shareholders, and to make any necessary updating changes. Amendment No. 3 also includes a consent of the Company’s independent accountants to incorporation of their opinion from the Company’s amended Annual Report on Form 20-F.

On July 8, 2005, we were informed that the Company’s responses to the Staff’s remaining accounting comments were satisfactory, and on July 13, 2005, the Company filed an amendment to its Form 20-F for the year ended December 31, 2004 reflecting the accounting comments. The amended Form 20-F has been specifically added to the list of 1934 Act reports that are incorporated by reference into the Registration Statement.

We have also filed via EDGAR, together with Amendment No. 3, the Company’s request for acceleration of the effective date of the Registration Statement to July 20, 2005, at 9:00 am Eastern Time, or as soon thereafter as practicable. The acceleration request includes acknowledgment of the matters required by the Staff’s comment letter dated May 31, 2005.

If you have any questions, please call me at (212) 891-3587 or Charles F. Niemeth at (212) 891-3586.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Thank you very much for your courtesy and cooperation in connection with the review of the Registration Statement.

Sincerely,

Robert A. Grauman

Enclosures
cc:          Dr. Ben J. Lipps

Securities and Exchange Commission	Page 2
July 19, 2005